

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 11, 2018

Via E-mail
Jilliene Helman
Chief Executive Officer
MogulREIT I, LLC
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

    Re: MogulREIT I, LLC
               Amendment No. 1 to
               Offering Statement on Form 1-A
               Filed June 21, 2018
               File No. 024-10840

Dear Ms. Helman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2018 letter.

General

1.   Please file your subscription agreement as an exhibit or tell us why you are not required to do so.

2.   Please revise your disclosure to discuss the uncertainty of enforceability of the arbitration provision.

3.   We note your May 4, 2018 Form 1-U states that as of April 23, 2018 you had raised over $35 million in gross offering proceeds pursuant to your offering which was qualified on August 12, 2016. We further note that you are seeking to qualify an additional $50 million in this offering. Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A for guidance.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities